Christopher P. Schnittker
Chief Financial Officer
Echo Therapeutics, Inc.
8 Penn Center
1628 JFK Blvd, Suite 300
Philadelphia, PA 19103

October 18, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
One Station Place
100 F Street, NE
Washington, DC 20549-6010
Attn: Mr. Jay Mumford

Re:	Echo Therapeutics, Inc.
Registration Statement on Form S-3
Filed August 1, 2011
File No. 333-175938

Ladies and Gentlemen:

Echo Therapeutics, Inc. (“we” or “our”) hereby submits for filing Pre-Effective Amendment No. 1 (the “Amendment”) to the above-referenced Registration Statement.  In addition, this letter sets forth our response to the comments on the above-referenced Registration Statement provided by the staff of the Division of Corporation Finance of the Securities and Exchange Commission by letter dated August 25, 2011.

Each of the staff’s comments is restated below in bold type and is followed by our response.

1.
We note the comments on your Form 10-K for the fiscal year ended December 31, 2010 that were issued on August 25, 2011. Please confirm that you will resolve all comments on your Form 10-K before requesting acceleration of the effective date of this registration statement.

We hereby confirm that we have resolved all comments on our Form 10-K for the fiscal year ended December 31, 2010, as evidenced by the letter dated September 29, 2011 that we received from Brian Cascio, Accounting Branch Chief.

Exhibit 5.1

2.	Please file a revised opinion of counsel that does not include the limitation on reliance in the penultimate paragraph on page 3 as such a limitation is inappropriate.

The opinion of counsel included with the Amendment filed herewith has been revised to omit the above-referenced limitation on reliance.

*           *           *           *           *

In connection with this response, we acknowledge the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like additional information or desire to discuss our responses to your comments, please contact the undersigned via telephone at (215) 717-4105 or via e-mail at cschnittker@echotx.com.

Very truly yours,

Christopher P. Schnittker
Chief Financial Officer